press release

August 05, 2009

Solid Half Year 2009 Earnings

Earnings recovery in 1H09 versus 2H08:

- Underlying Earnings: Euro 2,116 million down 26% yoy, up 63% sequentially
- Adjusted Earnings: Euro 1,736 million down 50% yoy, up 327% sequentially
- Net Income: Euro 1,323 million down 38% yoy, up Euro 2,577 million sequentially

Confirmation of financial strength:

- Solvency I ratio: 133% up 6 pts vs. December 31, 2008
- Shareholders' equity: Euro 38.8 billion up Euro 1.4 billion vs. December 31, 2008
- Debt gearing: 31% down 3 pts vs. December 31, 2008

Overall resilient customer base:

- Revenues: Euro 48.4 billion down 1.8% yoy (down 5.7% on a comparable basis)
- Positive Insurance net inflows
- Assets under Management: Euro 967 billion down 1.5% vs. December 31, 2008

Strong management actions to weather the market turmoil:

- Focus on profitability in Property & Casualty and Life & Savings (Variable Annuities) through repricing measures
- Productivity efforts in all business lines
- Risk Management actions, notably in the US (stabilizing capital and improved Variable Annuity hedging margin)

Chairman's statement

"Our confidence in AXA Group's strategy is supported by the solid performance recorded during the first half of 2009, as well as the efficiency of the risk management actions undertaken to mitigate the consequences of the crisis", said **Henri de Castries Chairman of the AXA Management Board.**

The insurance sector and AXA were not immune to the adverse market environment. However, the Group demonstrated its capacity to act quickly and to take the necessary actions in order to preserve a solid balance sheet, manage business efficiently and maintain the trust of our customers.

Going forward, we are prepared to withstand a further possible market downturn and we are well positioned to benefit from a market upturn: we have not stopped investing and focusing on our core business in a market with continuing growth potential."

Investor Relations
+33 1 40 75 46 85

Media Relations
+33 1 40 75 71 81

Individual Shareholder Relations
+33 1 40 75 48 43

Press conference – London
9.00 CET

Analyst conference – London
11.00 CET

Listen via
FR: +33 1 72 28 01 56
UK: +44 161 601 89 20

Contents:

All comments are on a comparable basis (constant Forex, scope and methodology for activity indicators and constant Forex for earnings)

Revenues

- **Total Revenues** were down 6% to Euro 48,414 million.
- **Life & Savings** revenues were down 7% to Euro 30,065 million, in line with trends observed in 4Q08 and 1Q09, mostly due to the adverse market environment.

  Net inflows remained positive at Euro +5.6 billion, flat on a comparable basis versus 1H08.

  New Business Volume (APE[1]) was down 16% to Euro 3,111 million, with unit-linked share down from 48% to 40%.

  New business margin was down 0.9 pt to 13.7%.
- **Property & Casualty** revenues increased by 1% to Euro 14,919 million, driven by Personal lines (+1%) while Commercial lines remained stable. Personal Net New contracts amounted to +695,000.
- **Asset Management** revenues were down 34% to Euro 1,503 million, due to 36% lower management fees mainly driven by lower average assets under management (-26%), unfavorable change in product mix, as well as the reduced contribution from distribution fees. Net outflows amounted to Euro -38 billion.

Earnings

1H09 earnings were significantly up versus 2H08: Underlying Earnings were up 63% to Euro 2,116 million, Adjusted Earnings were up 327% to Euro 1,736 million and Net Income was up Euro 2,577 million to Euro 1,323 million.

Compared to 1H08:

- **Underlying Earnings** were down 26% to Euro 2,116 million, mainly due to (i) lower average assets under management negatively impacting underlying earnings in both Life & Savings (down 16%) and Asset Management (down 42%), and (ii) combined ratio up 1.7pts to 98.0% (mostly related to natural events) impacting underlying earnings in Property & Casualty (down 12%).
- **Adjusted Earnings** were down Euro 1,640 million (-50%) to Euro 1,736 million, as a result of (i) Euro 714 million lower underlying earnings, (ii) Euro 614 million lower realized capital gains (mostly on equities), (iii) Euro 312 million higher impairments net of hedging (mostly on equities).
- **Net Income** was down Euro 821 million (-38%) to Euro 1,323 million as a result of (i) Euro 1,640 million lower adjusted earnings, partly offset by (ii) Euro 819 million lower negative contribution from change in value of assets and derivatives net of forex and other items, mainly due to credit spread tightening.

Balance sheet

- **Group Solvency I ratio** was up 6 pts (vs. December 31, 2008) to 133%, as a result of 10 pts positive impact from underlying earnings partly offset by 4 pts adverse impact notably from real estate and private equity asset valuations. Solvency I surplus increased by Euro +1 billion to Euro 7 billion.

  Stabilizing capital situation in the US: no capital increase expected this year.
- **Shareholders' equity** was up Euro 1.4 billion (vs. December 31, 2008) to Euro 38.8 billion, as a result of (i) Euro 1.3 billion of net income contribution, (ii) Euro 0.9 billion positive variation in unrealized capital gains (mostly related to equities), partly offset by (iii) Euro 0.8 billion dividend payment.

  Debt gearing[2] was down 3 pts (vs. December 31, 2008) to 31% mainly as a result of Euro 2.0 billion lower net financial debt partly due to seasonality effect.

Non-GAAP measures such as Underlying Earnings and Adjusted Earnings are reconciled to Net Income on page 7 of this release. AXA's 1H09 financial statements are subject to completion of limited review by AXA's independent auditors.

Notes are on page 12

Revenues : Key figures						
				Change		
Euro million, except when otherwise noted	1H08	1H09	Change on a reported basis	Comp.(a) basis	Scope & Other	FX impact(b)
Life & Savings revenues	**30,826**	**30,065**	**-2.5%**	**-7.5%**	***+0.7pt***	***+4.3pts***
Net inflows (Euro billion)	+6.2	+5.6				
APE (Group share)	3,611	3,111	-13.9%	-16.3%	*+1.1pts*	*+1.3pts*
NBV (c) (Group share)	505	427	-15.3%	-22.0%	*+1.0pt*	*+5.7pts*
NBV to APE margin (Group share)	14.0%	13.7%	-0.2pt	-0.9pt		
Property & Casualty revenues	**14,519**	**14,919**	**+2.8%**	**+0.8%**	***+3.8pts***	***-1.8pts***
International Insurance revenues	**1,673**	**1,731**	**+3.5%**	**+2.7%**	***+1.1pts***	***-0.3pt***
Asset Management revenues	**2,102**	**1,503**	**-28.5%**	**-34.0%**	***-0.1pt***	***+5.4pts***
Net inflows (Euro billion)	+2.2	-37.7				
Total revenues	**49,319**	**48,414**	**-1.8%**	**-5.7%**	***+1.5pts***	***+2.3pts***

(a) Change on a comparable basis was calculated at constant FX and scope.
(b) Mainly appreciation of the Euro against GBP and depreciation against USD and JPY.
(c) New Business Value.

Life & Savings

Positive net inflows despite negative new business momentum

- **Life & Savings** revenues were down 7% to Euro 30,065 million, in line with trends observed in 4Q08 and 1Q09, mostly due to the adverse market environment.

  Net Inflows remained positive at Euro +5.6 billion, flat on a comparable basis versus 1H08, as lower inflows (Euro -3.4 billion) were offset by higher client retention (Euro +3.4 billion). Net inflows were positive in both General Account (Euro +2.1 billion) and Unit-linked (Euro +3.5 billion) businesses.

Net Inflows by country/region		
Euro billion	1H08	1H09
United States	+1.6	+0.7
France	+1.4	+2.2
United Kingdom(a)	-0.5	-0.3
NORCEE(b)	+2.6	+1.6
Asia Pacific(c)	+0.9	+0.8
MedLA(d)	+0.2	+0.7
Total L&S Net Inflows	+6.2	+5.6

(a) UK Net Inflows, excluding with-profit funds, stood at Euro+0.4 billion at June 30, 2009.
(b) Northern Central and Eastern Europe: Germany, Belgium, Switzerland, Central & Eastern Europe and Luxemburg.
(c) Asia Pacific: Australia, New Zealand, Hong Kong, Japan and South-East Asia.
(d) Mediterranean and Latin American Region: Italy, Spain, Portugal, Turkey, Mexico, Greece and Morocco.

- **New Business Volume (APE[1])** was down 16% to Euro 3,111 million, mainly due to:

  (i) Adverse market environment:

  - Decline in individual investments & savings sales mainly in the US, Australia, the UK and Belgium
  - Decrease in group life sales in Switzerland as a result of limited client turnover in the market

  (ii) Negative impact from one-off events, mainly in Japan (bankruptcy of a major independent agent) and Germany (non recurring 2008 Riester incentive measures)

  (iii) Partly offset by a solid performance in France (+13%), with positive developments in both group and individual business.

The unit-linked share was down from 48% to 40%, notably impacted by France and the US.

Annual Premium Equivalent by country

Euro million	1H08	1H09	Change on a reported basis	Change on a comparable basis
United States	808	576	-28.7%	-37.8%
France	690	776	+12.5%	+12.5%
United Kingdom	692	493	-28.7%	-17.7%
NORCEE (a)	660	562	-14.8%	-16.0%
Asia Pacific (b)	558	483	-13.3%	-24.8%
MedLA(c)	204	219	+7.3%	-4.0%
Total Life & Savings APE	**3,611**	**3,111**	**-13.9%**	**-16.3%**

(a) Northern Central and Eastern Europe: Germany, Belgium, Switzerland and Central and Eastern Europe. Luxemburg's APE and NBV are not yet modelled.

(b) Asia Pacific: Japan, Australia/New-Zealand, Hong-Kong, South East Asia & China. India's APE and NBV are included in South-East Asia & China's APE and NBV from 1H09 (Changes on comparable basis calculated including India's 1H08 APE and NBV, consolidated under the equity method).

(c) Mediterranean and Latin American Region: Italy, Spain, Portugal, Turkey, Mexico and Greece. 1H08 APE and NBV included Turkey at 50%, 1H09 APE and NBV include Turkey at 100%. (Changes on comparable basis calculated including Turkey's 1H08 APE and NBV at 100%.). Morocco's APE and NBV are not yet modelled.

Stabilizing NBV margin

New business margin was down 0.9pt to 13.7%, mostly as a result of (i) lower interest rates impacting Variable Annuity products, (ii) higher unit costs in most countries due to lower volumes, partly offset by (iii) favorable business mix mainly driven by the US (progressive development of new redesigned Accumulator products), as well as Japan and the UK.


14.0%
+1.8pts
-1.3pts
-1.3pts
+0.6pt
13.7%
FY08 NBV margin
Business mix
Expenses (unit cost)
Market conditions
Forex & Other
1H09 NBV margin

Note: Actuarial and financial assumptions are not updated on a half year basis, except for interest rates which are hedged at point of sale for Variable Annuity products

Property & Casualty

Growing Personal lines Stable Commercial lines

Property & Casualty revenues increased by 1% to Euro 14,919 million, driven by Personal lines (+1%) while Commercial lines remained stable:

Property & Casualty : IFRS revenues by country

In Euro million	1H08	1H09	Change on a reported basis	Change on a comparable basis
NORCEE[(a)]	5,224	5,394	+3.3%	+1.0%
of which Germany	*2,199*	*2,206*	*+0.3%*	*+0.3%*
of which Switzerland	*1,805*	*1,957*	*+8.4%*	*+1.6%*
of which Belgium	*1,155*	*1,160*	*+0.5%*	*+0.5%*
France	3,021	3,088	+2.2%	+2.2%
United Kingdom & Ireland	2,389	2,048	-14.2%	-2.0%
MedLA[(b)]	2,984	3,402	+14.0%	-1.3%
Rest of the World	902	986	+9.3%	+10.9%
Total P&C revenues	**14,519**	**14,919**	**+2.8%**	**+0.8%**

(a) Northern Central and Eastern Europe: Germany, Belgium, Switzerland, Central and Eastern Europe and Luxembourg
(b) Mediterranean and Latin American Region: Italy, Spain, Portugal, Turkey, Mexico, Gulf region, Greece and Morocco.

Revenues increased in Personal lines with **Net new personal contracts** amounting to +695,000.

- **Personal Motor revenues** (35% of total P&C revenues) were up 1% mainly driven by higher volumes in the Direct business (UK, Asia and France), partly offset by Spain and Germany, operating in difficult market conditions.
- **Personal Non-Motor revenues** (24% of total P&C revenues) increased by 1% mainly due to Canada and France, partly offset by the UK.

Revenues were stable in commercial lines.

- **Commercial Motor revenues** (7% of total P&C revenues) were down 1% driven by lower volumes in the UK and France partly compensated by the Gulf region and Asia.
- **Commercial Non-Motor revenues** (33% of total P&C revenues) were stable as negative evolution in Spain and the UK was offset by Switzerland (mainly new Health contracts), Turkey (SME business) and Mexico (renewal of a large contract).

Asset Management

Revenues mainly driven by lower average Assets Under management

- **Asset Management revenues** were down 34% to Euro 1,503 million, due to 36% lower management fees mainly driven by lower average assets under management (-26%), unfavorable change in product mix, as well as a reduced contribution from distribution fees.

- **Assets Under Management** were down Euro 13 billion (vs. December 31, 2008) to Euro 803 billion[3] at June 30, 2009:
  - Net inflows: Euro -38 billion due to AllianceBernstein (Euro -33 billion, mostly in the Institutional channel) and AXA Investment Managers (Euro -5 billion),
  - Market appreciation: Euro +18 billion, mostly at AllianceBernstein,
  - Forex, scope & other impacts: Euro +6 billion mainly due to the positive evolution of the GBP.

Assets Under Management Roll-forward

In Euro billion	Alliance Bernstein	AXA IM	Total
AUM at FY08	**331**	**485**	**816**
Net inflows	-33	-5	-38
Market appreciation	+22	-4	+18
Scope & other impacts	-	+1	+1
Forex impact	-2	+7	+5
AUM at 1H09	**318**	**485**	**803**
Average AUM over the period (FY08-1H09)	**325**	**474**	**799**
Change of average AUM 1H09 vs. 1H08			
On a reported basis	-34%	-11%	-22%
On a comparable basis	-43%	-10%	-26%

International Insurance

International Insurance revenues were up 3% to Euro 1,731 million, with (i) AXA Corporate Solutions Assurance up 3%, driven mainly by positive business developments in Liability, as well as (ii) AXA Assistance up 3%.

International Insurance IFRS revenues

In Euro million	1H08	1H09	Change on a reported basis	Change on a comparable basis
AXA Corporate Solutions Assurance	1,220	1,256	+2.9%	+2.9%
AXA Assistance	362	366	+1.1%	+3.2%
AXA Cessions	53	57	+8.3%	+8.3%
Other International activities	37	52	+38.4%	-14.3%
Total International Insurance	**1,673**	**1,731**	**+3.5%**	**+2.7%**

Earnings : Key figures				
			Change	
In Euro million	1H08	1H09	Reported	on a comparable basis
Life & Savings	1,396	1,232	-12%	-16%
Property & Casualty	1,133	986	-13%	-12%
Asset Management	285	176	-38%	-42%
International Insurance	172	122	-29%	-30%
Banking	24	15	-38%	-40%
Holdings[4]	-245	-415	69%	67%
Underlying Earnings[5]	**2,766**	**2,116**	**-24%**	**-26%**
Net realized capital gains	834	241	-71%	-74%
Net impairments	-786	-691	-12%	-12%
Equity portfolio hedging (intrinsic value)	477	71	-85%	-85%
Adjusted Earnings[5]	**3,290**	**1,736**	**-47%**	**-50%**
Change in the fair value	-1,012	-280		
Of which from credit spreads	*n.a.*	*309*		
Of which MtM of alternative investments	*n.a.*	*-317*		
Of which MtM effects of derivatives related to balance sheet items	*n.a.*	*-210*		
including interest rate derivatives	*-87*	*89*		
including FX and related derivatives (excluding impairments)	*-113*	*45*		
including time value of equity hedging	*-152*	*-290*		
Of which MtM of ABS	*-237*	*-62*		
Other	-116	-134		
Net income	**2,162**	**1,323**	**-39%**	**-38%**

Earnings per share			
In Euro			
Underlying EPS[6]	1.28	0.95	-26%
Adjusted EPS[6]	1.54	0.77	-50%
Net income per share	1.07	0.50	-53%

Items of the analysis of change in fair value are Non-GAAP measures and as such are not audited

Underlying Earnings

Compared to 2H08, Underlying Earnings were up 63% to Euro 2,116 million mainly as a result of improvement in Variable Annuity hedging margin.

Compared to 1H08, Underlying Earnings were down 26% to Euro 2,116 million, mainly due to (i) lower average assets under management negatively impacting underlying earnings in both Life & Savings (down 16%) and Asset Management (down 42%), and (ii) combined ratio up 1.7pts to 98.0% (mostly related to natural events) impacting underlying earnings in Property & Casualty (down 12%).

Life & Savings: lower margins on assets partly offset by higher technical margin

- **Life & Savings Underlying Earnings** were down 16% to Euro 1,232 million.

  Margin on revenues was down 2%[7] to Euro 2,219 million as the decrease in revenues (-7%) was partly offset by higher margins (+6%) mainly resulting from an improved country mix.

  Margin on assets was down 22%[7] to Euro 2,209 million:

  - Unit-linked management fees were down 21%[7] to Euro 865 million, impacted by lower average reserves (-18%) as well as lower margins (-3%) driven by an unfavourable country mix.
  - General Account investment margin was down 23%[7] to Euro 1,057 million, as a consequence of lower returns in the US, France and the UK (mainly dividend yield). Average General Account reserves were stable.
  - Other fees were down 24%[7] as a result of lower mutual funds under management.

  Technical margin was up 85% to Euro 1,099 million mainly benefiting from (i) Euro 199 million improvement in Variable Annuity hedging margin in the US (breakeven in 1H09) as a result of significantly lower basis cost, credit spreads tightening and gains from interest rate hedging partly offset by higher financial market volatility, (ii) Euro 165 million one-off gain in the UK following internal restructuring of an annuity portfolio and (iii) Euro 71 million higher prior year reserve developments in Group Health and Life in France.

  Expenses, net of DAC/DOC were up 6%[7] to Euro 3,639 million, with acquisition expenses up 10% mainly due to higher DAC amortization partly offsetting technical margin gains, and administrative expenses up 2%.

  Expenses gross of DAC/DOC as a percentage of reserves were flat at 1.7%[8].

  VBI amortization was down 12%[7] to Euro 137 million.

  Tax and minority interests were down 15%[7] to Euro 512 million mainly driven by lower pre-tax earnings.

Property & Casualty combined ratio up 1.7 pts to 98.0%, reflecting adverse natural events

- **Property & Casualty Underlying Earnings** were down 12% to Euro 986 million mainly due to the deterioration of the combined ratio (up 1.7 pts to 98.0%).

Property & Casualty : Combined ratio by country

In %	1H08	1H09	Change on a comparable basis
NORCEE (a)	96.7	96.8	+0.1pt
of which Belgium	*98.0*	*99.0*	*+1.0pt*
of which Switzerland	*92.8*	*93.9*	*+1.1pts*
of which Germany	*98.0*	*97.0*	*-1.0pt*
France	96.9	99.4	+2.6pts
MedLA (b)	93.8	97.3	+3.8pts
UK & Ireland	98.2	100.3	+2.2pts
Rest of the world	97.1	96.4	-0.7pt
Total P&C	**96.4**	**98.0**	**+1.7pts**

(a) Northern Central and Eastern Europe: Germany, Belgium, Switzerland, Central and Eastern Europe and Luxembourg

(b) Mediterranean and Latin American Region: Italy, Spain, Portugal, Turkey, Mexico, Gulf region, Greece and Morocco

Loss ratio increased by 2.0 points to 70.3%, as a result of:

- +2.1 points from natural events (mainly Klaus storm in continental Europe),
- +1.6 points from current year loss ratio excluding natural events (o/w -0.1 point of pricing, +0.8 point of frequency and severity, +0.3 point in Health, +0.2 point of business mix and +0.4 point of other incl. reinsurance),
- +0.2 point of scope,
- -2.0 points from higher favorable prior year reserve developments

Reserves ratio[9] stood at 198%, flat versus last year.

Reserves ratio[9]


198%
198%
1H08
1H09

Expense ratio improved by 0.2 point to 27.7% with administrative expense ratio down 0.5 point and acquisition expense ratio up 0.3 point.

Investment income[10] was down 3% to Euro 1,105 million mainly reflecting a drop in asset yield (-4%) while average assets were up +1%.

Tax and minority interests were down 21% to Euro 377 million mainly due to lower pre-tax earnings.

Asset Management: Lower fees on AUM partly offset by lower expenses

- **Asset Management Underlying Earnings** were down 42% to Euro 176 million.

AllianceBernstein Underlying Earnings were down 35% to Euro 95 million as the decrease in revenues (-40%) was partly offset by lower expenses (-22%[11]) and a favorable one-off tax impact (Euro +65 million).

AXA Investment Managers Underlying Earnings were down 47% to Euro 81 million, as a result of lower revenues (-24%) and the non-recurrence of 1H08 investment result (carried interest), partly offset by lower expenses (-18%[11]).

- **International Insurance Underlying Earnings** were down 30% to Euro 122 million, mainly as a result of a lower contribution from the Property & Casualty run-off portfolio, while AXA Corporate Solutions Assurance underlying earnings were up 7% (losses on Aviation being more than offset by the non-recurrence of 2008 large claims in Property).

- **Banking Underlying Earnings** were down 40% at Euro 15 million, mainly due to higher provisions for doubtful receivables on loans.

- **Holdings[6] Underlying Earnings** decreased by Euro 164 million on a comparable basis to Euro -415 million, mainly due to higher financing costs related to currency impacts and 2H08 acquisitions, lower result on hedging of earnings denominated in foreign currencies and higher administrative costs partly offset by lower taxes.

Adjusted Earnings

Compared to 2H08, Adjusted Earnings were up 327% to Euro 1,736 million benefiting from higher realized capital gains and lower impairments.

Reduced net realized capital gains on equities

Compared to 1H08, Adjusted Earnings were down Euro 1,640 million (-50%) to Euro 1,736 million, as a result of (i) Euro 714 million lower underlying earnings, (ii) Euro 614 million lower realized capital gains (mostly on equities), (iii) Euro 312 million higher impairments net of hedging (mostly on equities).

In 1H09, realized capital gains amounted to Euro 241 million.
Impairments amounted to Euro -691 million, of which Euro -339 million on equities, Euro -162 million on fixed income assets and Euro -191 million on private equity, real estate and other. Equity hedges had a positive impact of Euro 71 million.

Net Income

Credit spread tightening positively impacting Net Income

Compared to 2H08, Net Income was up Euro 2,577 million to Euro 1,323 million, benefiting from favorable credit spread evolution.

Compared to 1H08, Net Income was down Euro 821 million (-38%) to Euro 1,323 million as a result of (i) Euro 1,640 million lower adjusted earnings, partly offset by (ii) Euro 819 million lower negative contribution from change in value of assets and derivatives net of forex and other items, mainly due to credit spread tightening.

1H09 change in fair value amounted to Euro -280 million mainly as a result of:
(i) Euro +309 million impact from credit spreads, offset by
(ii) Euro -317 million mark to market of alternative assets (mainly private equity)
(iii) Euro -290 million of equity derivatives (including Euro -220 million hedging program in the US to protect balance sheet)

Balance sheet

Confirmation of financial strength

- **Group Solvency I ratio** was up 6 pts (vs. December 31, 2008) to 133%, as a result of 10 pts positive impact from underlying earnings partly offset by 4 pts adverse impact notably from real estate and private equity asset valuations. Solvency I surplus increased by Euro +1 billion to Euro 7 billion.

  Stabilizing capital situation in the US: no capital increase expected this year.
- **Shareholders' equity** was up Euro 1.4 billion (vs. December 31, 2008) to Euro 38.8 billion, as a result of (i) Euro 1.3 billion of net income contribution, (ii) Euro 0.9 billion positive variation in unrealized capital gains (mostly related to equities), partly offset by (iii) Euro 0.8 billion dividend payment.
- **Debt gearing**[2] was down 3 pts (vs. December 31, 2008) to 31% mainly as a result of Euro 2.0 billion lower net financial debt partly due to seasonality effect.

Invested assets

AXA's invested assets amounted to Euro 561 billion including a Euro 391 billion General Account, invested in a diversified portfolio comprised of fixed income investments (79%), cash (7%), real estate (5%), listed equities (4%), policy loans (2%) and alternative investments (2%).

Changes vs. December 31, 2008 were attributable to:

- Asset movements with notably:
  - Increased investments in govies (Euro +10 billion) notably benefiting from reduced corporate bond CDS positions (Euro 6 billion) and net inflows
  - Sale of listed equities
  - Lower cash mainly due to a Euro 3 billion decrease related to cash used to settle Variable Annuity hedge positions, mainly as a result of higher interest rates in the US
- Change in asset values mainly related to
  - Corporate bonds valuation up as a result of spread tightening
  - ABS values down 3 pts to 66% of par, notably on CLO's and non conforming RMBS
  - Real estate down ca. 6% and private equity down ca. 13%

*

*   *

Notes

[1] Annual Premium Equivalent (APE) represents 100% of new business regular premiums + 10% of new business single premiums. APE is Group share.

[2] (net financing debt + perpetual subordinated debt) / (shareholders' equity, excluding fair value recorded in shareholders' equity + net financing debt)

[3] The difference with Euro 967 billion of total assets under management corresponds to assets directly managed by AXA insurance companies

[4] And other companies

[5] Underlying earnings are Adjusted earnings, excluding net capital gains attributable to shareholders. Adjusted earnings represent Net income before the impact of exceptional operations, goodwill and related intangibles amortization/impairments, and profit or loss on financial assets (classified under the fair value option) and derivatives. Life & Savings NBV and APE, adjusted and underlying earnings are non-GAAP measures and as such are not audited, may not be comparable to similarly titled measures reported by other companies, and should be read together with our GAAP measure. Management uses these non-GAAP measures as key indicators of performance in assessing AXA's various businesses and believes that the presentation of these measures provide useful and important information to shareholders and investors as measures of AXA's financial performance.

[6] Net of interest charges on perpetual subordinated notes (TSDI) and perpetual deeply subordinated notes (TSS).

[7] Changes are pro-forma i.e. restated from the scope impact of AXA Mexico, Genesys in Australia, QF Vita in Italy and SBJ in the UK, the Forex and the reclassification of deferred expenses/loadings in France. Full details are provided in the activity report's sections related to these countries.

[8] Corresponds to annualized administrative and acquisition expenses excluding DAC impacts divided by total reserves (General Account, Unit-Linked and UK with profit) at closing date.

[9] Net technical reserves / Net earned premiums

[10] Net of financial charges

[11] Change is calculated using expenses net of inter company eliminations.

About AXA

AXA Group is a worldwide leader in Financial Protection. AXA's operations are diverse geographically, with major operations in Europe, North America and the Asia/Pacific area. For 1H09, IFRS revenues amounted to Euro 48.4 billion and IFRS underlying earnings to Euro 2.1 billion. AXA had Euro 967 billion in assets under management as of June 30, 2009.
The AXA ordinary share is listed on compartment A of Euronext Paris under the ticker symbol CS (ISIN FR0000120628 – Bloomberg: CS FP – Reuters: AXAF.PA). The American Depository Share is also listed on the NYSE under the ticker symbol AXA.

This press release is available on the AXA Group website: www.axa.com

AXA Investor Relations:

Etienne Bouas-Laurent : +33.1.40.75.46.85
Marie-Elodie Bazy: +33.1.40.75.97.24
Gilbert Chahine: +33.1.40.75.56.07
Paul-Antoine Cristofari: +33.1.40.75.73.60
Sylvie Gleises: +33.1.40.75.49.05
George Guerrero: +1.212.314.28.68

AXA Media Relations:

Emmanuel Touzeau: +33.1.40.75.46.74
Laurent Sécheret: +33.1.40.75.48.17
Armelle Vercken: +33.1.40.75.46.42
Chris Winans +1.212.314.55.19

AXA Individual shareholders Relations: +33.1.40.75.48.43

IMPORTANT LEGAL INFORMATION AND CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties. Please refer to AXA's Annual Report on Form 20-F and AXA's Document de Référence for the year ended December 31, 2008, for a description of certain important factors, risks and uncertainties that may affect AXA's business. In particular, please refer to the section "Special Note Regarding Forward-Looking Statements" in AXA's Annual Report on Form 20-F. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

AXA Group IFRS revenues – contributions & growth by segment and country/region

In Euro million	1H08 IFRS	1H09 IFRS	IFRS revenues change Reported	IFRS revenues change Comp. basis
United States	6,732	5,584	-17.1%	-27.7%
France	7,441	8,024	+7.8%	+7.8%
NORCEE	8,089	7,762	-4.0%	-6.3%
of which Germany	*2,955*	*3,055*	*+3.4%*	*+3.4%*
of which Switzerland	*3,274*	*3,395*	*+3.7%*	*-2.8%*
of which Belgium	*1,600*	*1,047*	*-34.5%*	*-34.5%*
of which Central & Eastern Europe	*229*	*228*	*-0.5%*	*+10.8%*
United Kingdom	1,900	1,292	-32.0%	-22.8%
Asia Pacific	3,822	4,398	+15.1%	-3.2%
of which Japan	*2,354*	*2,909*	*+23.6%*	*-5.2%*
of which Australia/New-Zealand	*801*	*813*	*+1.4%*	*+9.2%*
of which Hong Kong	*533*	*607*	*+13.9%*	*-1.3%*
of which South East Asia	*134*	*70*	*-47.8%*	*-49.2%*
MedLA	2,788	2,949	+5.8%	+1.2%
Other countries	55	56	+2.1%	+6.5%
Life & Savings	**30,826**	**30,065**	**-2.5%**	**-7.5%**
NORCEE	5,224	5,394	+3.3%	+1.0%
of which Germany	*2,199*	*2,206*	*+0.3%*	*+0.3%*
of which Belgium	*1,155*	*1,160*	*+0.5%*	*+0.5%*
of which Switzerland	*1,805*	*1,957*	*+8.4%*	*+1.6%*
France	3,021	3,088	+2.2%	+2.2%
Mediterranean Region	2,984	3,402	+14.0%	-1.3%
United Kingdom & Ireland	2,389	2,048	-14.2%	-2.0%
Canada	527	569	+8.0%	+12.7%
Asia	375	417	+11.1%	+8.3%
Property & Casualty	**14,519**	**14,919**	**+2.8%**	**+0.8%**
AXA Corporate Solutions Assurance	1,220	1,256	+2.9%	+2.9%
Others	452	475	+5.1%	+2.1%
International Insurance	**1,673**	**1,731**	**+3.5%**	**+2.7%**
AllianceBernstein	1,340	924	-31.0%	-39.8%
AXA Investment Managers	763	579	-24.1%	-23.9%
Asset Management	**2,102**	**1,503**	**-28.5%**	**-34.0%**
Banking	**197**	**195**	**-0.7%**	**+1.0%**
Total	**49,319**	**48,414**	**-1.8%**	**-5.7%**

APPENDIX 2: Life & Savings – Breakdown of APE between unit-linked non unit-linked and mutual funds

Breakdown of APE – 12 main countries, regions and modelled businesses

Group share In Euro million	1H09 APE			% UL in APE (excl. mutual funds)		UL change on comparable basis
	UL	Non-UL	Mutual Funds	1H08	1H09	
France	87	690		15%	11%	-17%
United States	357	101	118	82%	78%	-39%
United Kingdom	430	60	4	90%	88%	-20%
NORCEE						
Germany	65	153		40%	30%	-31%
Switzerland	15	156	0	5%	9%	+40%
Belgium	6	100		9%	5%	-57%
Central & Eastern Europe	41	19	8	60%	68%	+5%
ASIA PACIFIC						
Japan	62	191		19%	25%	+1%
Australia/New-Zealand	4	28	96	23%	13%	-328%
Hong Kong	21	39	0	50%	35%	-34%
South East Asia & China	20	16	2	66%	55%	-22%
MedLA	37	177	5	18%	17%	-53%
Total	**1,144**	**1,731**	**234**	**48%**	**40%**	**-27%**

APPENDIX 3: AXA Group IFRS Revenues in local currency – Discrete quarters

(In million local currency except Japan in billion)	1Q08	2Q08	3Q08	4Q08	1Q09	2Q09
Life & Savings						
United States	5,157	5,149	5,149	4,774	4,197	3,257
France	3,976	3,465	3,215	3,615	4,012	4,012
NORCEE						
of which Germany	*1,477*	*1,478*	*1,468*	*1,810*	*1,516*	*1,540*
of which Switzerland	*4,342*	*915*	*843*	*1,010*	*4,188*	*922*
of which Belgium	*989*	*611*	*419*	*541*	*534*	*514*
of which Central & Eastern Europe	*113*	*116*	*121*	*115*	*115*	*113*
United Kingdom	708	765	680	676	556	599
Asia Pacific						
of which Japan	*185*	*193*	*207*	*163*	*174*	*188*
of which Australia/New-Zealand	*701*	*625*	*748*	*924*	*918*	*607*
of which Hong Kong	*3,212*	*3,145*	*3,393*	*3,146*	*3,178*	*3,099*
MedLA	1,291	1,497	920	1,104	1,417	1,532
Property & Casualty						
NORCEE						
of which Germany	*1,602*	*597*	*709*	*621*	*1,619*	*587*
of which Switzerland	*2,643*	*256*	*159*	*142*	*2,686*	*260*
of which Belgium	*637*	*517*	*507*	*477*	*648*	*513*
France	1,821	1,200	1,362	1,212	1,864	1,224
MedLA	1,547	1,436	1,215	2,215	1,725	1,678
United Kingdom & Ireland	873	979	901	770	881	952
Asia	200	176	187	185	212	205
Canada	349	463	437	423	385	530
International Insurance						
AXA Corporate Solutions Assurance	889	331	354	379	900	355
Others	247	205	203	233	279	196
Asset Management						
AllianceBernstein	1,045	1,006	931	711	610	624
AXA Investment Managers	374	388	337	337	295	284
Banking & Holdings	88	89	82	112	78	89

APPENDIX 4: 1H09 Property & Casualty revenues contribution & growth by business line

Property & Casualty revenues – contribution & growth by business line

In %	Personal Motor		Personal Non-Motor		Commercial Motor		Commercial Non-Motor	
	% Gross revenues	Change on comp. basis	% Gross revenues	Change on comp. basis	% Gross revenues	Change on comp. basis	% Gross revenues	Change on comp. basis
France	32%	+3.3%	28%	+3.8%	8%	-3.1%	32%	+1.2%
United Kingdom [(a)]	18%	+19.1%	35%	-6.8%	6%	-7.5%	40%	-3.0%
NORCEE								
Of which Germany	*32%*	*-3.3%*	*30%*	*-0.7%*	*6%*	*+1.1%*	*25%*	*+0.1%*
Of which Belgium	*34%*	*+0.1%*	*28%*	*+3.3%*	*7%*	*+1.7%*	*32%*	*+0.6%*
Of which Switzerland	*38%*	*-1.0%*	*12%*	*+3.1%*	*4%*	*+1.3%*	*46%*	*+2.5%*
MedLA	44%	-3.9%	19%	+2.4%	10%	+0.1%	27%	+0.1%
Canada	39%	+20.9%	19%	+25.9%	7%	+2.2%	38%	-3.1%
Asia	75%	+7.7%	7%	+3.6%	4%	+31.0%	18%	+3.0%
Total	**35%**	**+1.4%**	**24%**	**+0.6%**	**7%**	**-0.8%**	**33%**	**+0.1%**

(a) Including Ireland.

APPENDIX 5: Life & Savings New Business Volume (APE), Value (NBV) and NBV to APE margin

APE, NBV & NBV margin - 12 main countries, regions and modelled businesses

In Euro million	1H08 APE	1H09 APE	Change on a comparable basis	1H08 NBV	1H09 NBV	Change on a comparable basis	1H09 NBV/APE margin	Change on a comparable basis
United States	808	576	-37.8%	40	16	-64.4%	2.8%	-2.1pts
France	690	776	+12.5%	36	36	-0.8%	4.6%	-0.6pt
United Kingdom	692	493	-17.7%	69	48	-19.4%	9.7%	-0.2pt
NORCEE	**660**	**562**	**-16.0%**	**132**	**102**	**-24.2%**	**18.2%**	**-2.0pts**
Germany	236	218	-10.5%	44	31	-31.0%	14.4%	-4.3pts
Switzerland	193	170	-17.2%	58	47	-24.4%	27.4%	-2.6pts
Belgium	154	106	-31.2%	16	11	-34.9%	10.0%	-0.6pt
Central & Eastern Europe	76	68	-0.6%	14	14	+8.4%	19.9%	+1.7pts
ASIA PACIFIC	**558**	**483**	**-24.8%**	**201**	**196**	**-20.3%**	**40.6%**	**+2.2pts**
Japan	253	254	-23.0%	136	134	-24.1%	52.7%	-0.7pt
Australia/New-Zealand	212	129	-36.0%	17	13	-19.6%	9.7%	+2.1pts
Hong Kong	56	60	-6.8%	37	38	-10.9%	62.4%	-2.9pts
South East Asia & China	36	40	-2.4%	11	12	-8.1%	30.4%	-1.9pts
MedLA	**204**	**219**	**-4.0%**	**27**	**29**	**+2.3%**	**13.4%**	**+0.8pt**
TOTAL	**3,611**	**3,111**	**-16.3%**	**505**	**427**	**-22.0%**	**13.7%**	**-0.9pt**

APPENDIX 6: Earnings summary after taxes and minority interests /

Consolidated Earnings (in Euro million)	Net Income Group Share		Income from discontinued operations		Integration costs		Goodwill and related intangibles		Exceptional operations		Profit or loss (including change) on financial assets (under Fair Value option) & derivatives		Adjusted Earnings		Net realized capital gains attributable to shareholders		Underlying Earnings		Underlying Earnings	
	1H08	1H09	1H08	1H09	1H08	1H09	1H08	1H09	1H08	1H09	1H08	1H09	1H08	1H09	1H08	1H09	1H08	1H09	Change	Change at constant FX
Life & Savings	1,007	364	-	(4)	(13)	(6)	(12)	(10)	1	(24)	(469)	(646)	1,501	1,054	105	(178)	1,396	1,232	(12%)	(16%)
France	596	213	-		-	-	-	-	-		(114)	(10)	710	223	279	(42)	431	264	(39%)	(39%)
United States	297	(131)	-		-	-	(2)	(1)	1		(8)	(418)	306	287	(20)	16	326	271	(17%)	(28%)
United Kingdom	113	(43)	-	(2)	(2)	(1)	(6)	(6)	-		44	(122)	76	88	(16)	(45)	92	133	44%	67%
Japan	(28)	7	-		(2)	(2)	-	-	-		(183)	(170)	157	178	24	10	132	168	27%	(2%)
Germany	43	(30)	-		(1)	(2)	-	-	-	(7)	(9)	6	53	(28)	(14)	(58)	67	29	(56%)	(56%)
Switzerland	(24)	46	-		(2)	-	(2)	(3)	-	(3)	(49)	(17)	30	68	(63)	(15)	93	84	(10%)	(16%)
Belgium	(85)	213	-		(4)	(2)	(1)	-	-		(133)	100	52	115	(32)	(9)	84	124	48%	48%
Mediterranean Region	39	59	-		(2)	-	(0)	-	-		(11)	6	53	53	10	(10)	43	64	48%	50%
Other countries	56	30	-	(2)	-	-	(1)	(1)	-	(14)	(6)	(23)	63	69	(65)	(25)	128	95	(26%)	(32%)
of which Australia/New Zealand	*(12)*	*(23)*	-	*(2)*	-	-	-	-	–		*(3)*	*(16)*	*(9)*	*(5)*	*(57)*	*(18)*	*48*	*13*	*(72%)*	*(69%)*
of which Hong Kong	*60*	*62*	-		-	-	-	-	-		*(1)*	*(9)*	*61*	*71*	*(2)*	*(5)*	*64*	*76*	*19%*	*3%*
Property & Casualty	1,028	722	-		(24)	(18)	(27)	(32)	2	(12)	(192)	(15)	1,269	775	136	(210)	1,133	986	(13%)	(12%)
France	184	168	-		-	-	-	-	(4)		(91)	(27)	278	195	24	(35)	254	230	(10%)	(10%)
United Kingdom & Ireland	105	5	-		-	-	(10)	(3)	-		(4)	1	118	6	(55)	(80)	174	87	(50%)	(46%)
Germany	194	127	-		(6)	(10)	-	-	-	(12)	(45)	(18)	244	143	72	(23)	173	166	(4%)	(4%)
Belgium	161	92	-		(9)	(5)	(0)	(1)	-		(22)	21	194	77	86	(16)	107	93	(13%)	(13%)
MedLA	266	170	-		(5)	(3)	(3)	(12)	6		(12)	5	281	179	38	(38)	243	217	(10%)	(10%)
Switzerland	67	90	-		(4)	-	(10)	(12)	-	(1)	(17)	(1)	99	104	(32)	(19)	131	123	(6%)	(12%)
Other countries	51	71	-		-	-	(4)	(4)	-		0	4	55	71	3	1	52	70	35%	45%
International Insurance	155	117	-		-	-	-	-	–		(24)	(10)	179	17	7	5	172	122	(29%)	(30%)
AXA Corporate Solutions Assurance	25	46	-		-	-	-	-	-		(23)	(10)	48	56	2	9	46	48	3%	7%
Other	130	71	-		-	-	-	-	-		(1)	-	131	71	6	(4)	126	75	(41%)	(43%)
Asset Management	198	187	-		(1)	-	(4)	-	10	(5)	(93)	16	285	176	-	0	285	176	(38%)	(42%)
AllianceBernstein	122	95	-		-	-	(4)	-	10	(5)	(12)	5	128	95	-	0	128	95	(26%)	(35%)
AXA Investment Managers	76	92	-		(1)	-	-	-	-		(81)	11	158	81	-	0	158	81	(49%)	(47%)
Banking	11	(3)	-		(3)	(1)	(0)	-	-		(4)	(10)	19	8	(5)	(7)	24	15	(38%)	(40%)
Holdings & other	(238)	(63)	-		-	-	-	-	-	10	(275)	331	37	(404)	282	11	(245)	(415)	69%	67%
TOTAL	2,162	1,323	-	(4)	(41)	(26)	(43)	(42)	13	(6)	(1,057)	(335)	3,290	1,736	524	(379)	2,766	2,116	(24%)	(26%)

APPENDIX 7: AXA Group simplified Balance Sheet

AXA Group Assets		
In Euro billion	FY08	1H09
Goodwill	17.0	17.0
VBI	4.4	4.2
DAC & equivalent	18,8	19.4
Other intangibles	3.2	3.1
Investments	526.7	534.3
Other assets & receivables	71.3	70.1
Cash & cash equivalents	32.2	26.6
TOTAL ASSETS	**673.6**	**674.7**

AXA Group Liabilities		
In Euro billion	FY08	1H09
Shareholders' Equity, Group share	37.4	38.8
Minority interests	3.1	3.4
SH EQUITY & MINORITY INTERESTS	**40.5**	**42.2**
Technical reserves	517.5	530.6
Provisions for risks & charges	9.3	9.5
Financing debt	14.5	11.7
Other payables & liabilities	91.7	80.8
TOTAL LIABILITIES	**673.6**	**674.7**

APPENDIX 8: 2Q09 Main Press Releases

- 04/08/2009 AXA opens its first Campus in the Japan Asia-Pacific region in Singapore
- 04/30/2009 AXA Shareholders' Meeting – Approval of all resolutions submitted to a vote of shareholders
- 05/07/2009 1Q 2009 Activity Indicators

Please refer to the following web site address for further details:
http://www.axa.com/en/press/pr/

APPENDIX 9: 2Q09 operations on AXA shareholders' equity and debt

Shareholders' Equity

No significant operations.

Debt

AXA issued in June 2009 a Euro 1.0 billion senior debt (Maturity 2015, 4.5% annual coupon, all-in issuance spread 146 bps over Euribor)